Mail Stop 3561

      							December 12, 2005

Mr. Robert Medlin
Acting Chief Financial Officer
Intelsat Ltd.
Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

	Re:	Intelsat Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005

		Form 10-Q for the Fiscal Quarters Ended September 30,
2005
      File No. 0-50262

Dear Mr. Medlin:

      We have reviewed your amendment and supplemental response letter dated November 4, 2005 as well as your filing and have the following comments. As noted in our comment letter dated October 12,
2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Fiscal Year Ended December 31, 2004

Adjusted EBITDA, page 66

1. We note your response to comment 1 and your discussion of Consolidated EBITDA, Covenant EBITDA, Indenture EBITDA, and adjusted
EBITDA on page 97-100 of your S-4. If you choose to present EBITDA as defined in your debt covenants please present only the historical and required EBITDA as defined in your debt covenants. Also discuss circumstances surrounding your use of this non-GAAP measure to demonstrate compliance with financial covenants contained in your credit agreements and disclose whether you are in compliance with your debt covenants.


2. In addition, we note your statement on page 100 of your S-4 that
Covenant EBITDA and Indenture EBITDA are operating performance measures and not liquidity measures. Since the EBITDA you are discussing is defined in your debt covenants we believe it is a measure of liquidity. Please revise or advise.

Note 20 Business segment and geographic location, page F-35

3. Please refer to prior comment 5. Tell us how you determined that revenues from lease, channel, managed, and mobile satellite services are a group of similar services for purposes of paragraph 37 of FAS
131.

Form 10-Q for the Fiscal Quarters ended September 30, 2005

 Note 8 Satellite developments, page 13

4. We note your response to comment 8 and your additional disclosure on page F-9 of your S-4 which states that you recognize revenue under revenue share agreements with other fixed satellite service providers in accordance with EITF 99-19. Please expand your disclosure to state that you recognize revenue from revenue share agreements on a net basis.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In addition, you should make corresponding changes to the pending registration statement on Form S-4 to the extent applicable. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Robert Medlin
Intelsat, Ltd.
December 12, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE